

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Via E-Mail
Ronald Davis
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

Re: **OICco Acquisition III, Inc.**
        Amendment No. 6 to Registration Statement on Form S-1
        Filed May 13, 2011
        File No. 333-168185

Dear Mr. Davis:

        We have reviewed your amended registration statement and have the following
comments. References to prior comments refer to those in our letter dated April 6, 2011.

General

1.   Please revise to include interim financial statements for your quarterly period ended
        March 31, 2011 and update related disclosures, accordingly, to comply with Rule 8-08 of
        Regulation S-X.

2.   We note that the unregistered issuance of 800,000 shares to Mr. Hazeltine on May 3,
        2011 was made in reliance upon Section 4(2) of the Securities Act. Please tell us the
        basis for your apparent conclusion that the issuance of those shares and the resale thereof
        should not be viewed as a single transaction in which the company is distributing its
        securities to the public by means of the prospectus. We note that Rule 152 does not
        appear to be applicable and that the registration statement was pending when the shares
        were issued. Tell us why you believe the offering of these shares is consistent with the
        requirements of Section 5(c) of the Securities Act.

Cover Page

3.   The third sentence of the second paragraph states that investors should expect to receive a
        return of "no more than 90% of their deposited funds" in the event the acquisition is not
        consummated and the 80% investor confirmation of that transaction is not obtained
        within the required period. Replace the phrase quoted in the preceding sentence with
        "will receive 90% of their deposited funds," to describe more precisely what investors
        will be entitled to receive from the escrow account in the event the conditions for the
        release of those funds to the company are not satisfied, after the minimum offering
        condition is satisfied.   Alternatively, provide us your analysis supporting a conclusion

that the "no more than" text accurately describes the responsibilities of the company and escrow agent with regard to escrowed funds in the circumstances you describe.

4. The meaning of the statement "the resale offering is subject to the requirements of Rule 419" is not readily apparent to the ordinary investor. Please revise to describe concisely the distribution of shares and funds from the escrow account, relating to sales by selling shareholders, if the company fails to satisfy the minimum offering condition as well as if you either fail to obtain the required investor confirmation of an acquisition transaction or fail to complete the acquisition within the specified period. You indicate that sales by selling shareholders pursuant to the prospectus may occur for the duration of the offering. Subscribers for shares sold in those secondary transactions should be informed of the circumstances in which they will or will not become shareholders and the extent to which and the circumstances in which the funds paid to purchase the secondary shares will be returned.

5. Please clarify whether the ten percent of "total offering proceeds" that the company expects to withdraw from the escrow agreement, if the minimum offering condition is met, is limited to the primary offering proceeds.

6. The third and the fourth paragraphs appear to contain inconsistent information regarding the conditions that must be satisfied before the shares and funds held in escrow will be distributed. In particular, in the third paragraph the investor confirmation of the acquisition transaction and the consummation of the acquisition within the required period are not described as conditions precedent to the fund and share releases from the escrow.

7. It appears that the fourth paragraph should state that the "Deposited Securities" will include shares offered and sold by the selling stockholders. In appropriate sections of the body of the prospectus, please describe the process of depositing the shares offered on a secondary basis in escrow and the timing of the deposit of those shares, relative to the desired effective date and the offer and sale process relating to the secondary shares. The text on page 6 suggests that the shares offered on a secondary basis will be deposited into escrow only when sold.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

8. We have considered your response to prior comment 4 and are currently unable to concur with your conclusion that disclosure of facts relating to the order issued in proceeding A-02-0005 of the Oregon Division of Finance and Corporate Securities is not required. Although you assert that "the subjects of the order were Vista Consulting and Steve Bolton," paragraphs 1 and 4 of the Director's Order apply to "Respondents" in contrast to paragraph 2 of the Order. Please note that in paragraph 4 of the findings of fact, Ronald Davis is categorized as a Respondent. As such, it appears that he is subject to the cease and desist and registration exemption bar aspects of the Order. Additionally, as you

acknowledge, paragraph 3 of the Order specifically refers to Mr. Davis. Without confirmation from the State of Oregon, we are not persuaded by your assertion that the reference is a typographical error. We further note that many of the findings of fact directly concern the conduct of Mr. Davis. Based on the foregoing, we reiterate that you should revise the prospectus to include appropriately detailed information relating to the proceeding and the resulting orders in response to paragraph (f)(4) of Item 401 of Regulation S-K.   In your response letter, tell us what consideration you have given to including a risk factor relating to the findings of fact and the resulting order of the securities administrator and provide your views regarding whether presentation of information in that section is appropriate to provide context for prospective investors regarding the ability and integrity of Mr. Davis.

<u>Part II</u>

<u>Item 16 -Exhibits and Financial Statement Schedules, page II-2</u>

<u>Exhibit 5, Opinion of William B. Haseltine</u>

9.   Counsel's opinion addresses only the 2,000,000 shares offered on a primary basis. Please ask counsel to revise the opinion to address the 8,000,000 shares offered on a secondary basis.

        You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: <u>Via E-Mail</u>
        William B. Haseltine, Esq.
        Haseltine Law Office